UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

TELADOC, INC.
(Name of Issuer)

Common stock, $0.001 par value
(Title of Class of Securities)

87918A 10 5
(CUSIP Number)

January 24, 2017
(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP No. 87918A 10 5

1	NAMES OF REPORTING PERSONS
Frontier Fund IV, L.P. (Tax ID: 46-4544161)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒(1)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,032,377

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,032,377

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,032,377

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.61% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN (Limited Partnership)

(1)
This statement on Schedule 13G/A is filed by Frontier Fund IV, L.P., Frontier IV Investment Group, LLC, and Andrew D. Lindner (together, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G/A.

(2)	Calculated based on the 54,091,216 shares of Teladoc, Inc.’s (“Issuer”) common stock, $0.001 par value (“Common Stock”) outstanding as of January 24, 2017.

CUSIP No. 87918A 10 5

1	NAMES OF REPORTING PERSONS
Frontier IV Investment Group, LLC (Tax ID: 46-4543850)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒(1)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,032,377

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,032,377

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,032,377

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.61% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1)
This statement on Schedule 13G/A is filed by Frontier Fund IV, L.P., Frontier IV Investment Group, LLC, and Andrew D. Lindner. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G/A.

(2)	Calculated based on the 54,091,216 shares of the Issuer’s Common Stock outstanding as of January 24, 2017.

CUSIP No. 87918A 10 5

1	NAMES OF REPORTING PERSONS
Andrew D. Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒(1)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,032,377

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,032,377

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,032,377

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.61% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
This statement on Schedule 13G/A is filed by Frontier Fund IV, L.P., Frontier IV Investment Group, LLC, and Andrew D. Lindner. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G/A.

(2)	Calculated based on the 54,091,216 shares of the Issuer’s Common Stock outstanding as of January 24, 2017.

Item 1(a).	Name of Issuer:

Teladoc, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2 Manhattanville Road, Suite 203
Purchase, New York 10577

Item 2(a).	Name of Persons Filing:

Frontier Fund IV, L.P.
Frontier IV Investment Group, LLC
Andrew D. Lindner

Frontier IV Investment Group, LLC is the sole general partner of Frontier Fund IV, L.P.  As the general partner, Frontier IV Investment Group, LLC holds voting and dispositive power with respect to the shares of Common Stock held by Frontier Fund IV, L.P.  Mr. Linder serves as Manager of Frontier IV Investment Group, LLC.  As Manager, Mr. Linder has voting and dispositive power over the Common Stock held by each of those entities.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G/A as Exhibit 99.1 and is incorporated herein by reference.  Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G/A jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (“Exchange Act”). The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of Frontier Fund IV, L.P., Frontier IV Investment Group, LLC, and Andrew D. Lindner is as follows:

525 N. Tryon St., Suite 1900
Charlotte, NC 28202

Item 2(c).	Citizenship.

Frontier Fund IV, L.P.: Delaware
Frontier IV Investment Group, LLC: Delaware
Andrew D. Lindner: United States of America

Item 2(d).	Title of Class of Securities

Common stock, $0.001 par value (“Common Stock”)

Item 2(e).	CUSIP Number

87918A 10 5

Item 3.	If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐	Investment company registered under Section 8 of the Investment Company Act.

(e) ☐	An investment adviser in accordance with § 240.13d-11(b)(1)(ii)(E)

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-11(b)(1)(ii)(F)

(g) ☐	A parent holding company or control person in accordance with § 240.13d-11(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐
Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________________________

Item 4.	Ownership.

The aggregate number of securities and percentage of the class of securities of the Issuer named in Item 1 beneficially owned by  each Reporting Person named in Item 2(a), as well as the number of securities as to which such Reporting Person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares
	Number of	Power to Vote		Power to Dispose
Reporting Person	Securities Beneficially Owned	Sole	Shared(1)	Sole	Shared(1)	Percent of Class(2)
Frontier Fund IV, L.P.	3,032,377	0	3,032,377	0	3,032,377	5.61%
Frontier IV Investment Group, LLC	3,032,377	0	3,032,377	0	3,032,377	5.61%
Andrew D. Lindner	3,032,377	0	3,032,377	0	3,032,377	5.61%
Total(3)(all Reporting Persons)	3,032,377	0	3,032,377	0	3,032,377	5.61%

1
Frontier Fund IV, L.P. is the direct owner of 3,032,377 shares of Common Stock and shares the power to vote and the power to dispose of all of such shares with Frontier IV Investment Group, LLC, as the general partner of Frontier Fund IV, L.P., and with Andrew D. Lindner as Manager of Frontier IV Investment Group, LLC. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

2	Calculated based on the 54,091,216 shares of the Issuer’s Common Stock outstanding as of January 24, 2017.
3	The Reporting Persons disclaim membership in a group.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct, as of the date of filing.

FRONTIER FUND IV, L.P.

	By:	FRONTIER IV INVESTMENT GROUP, LLC
General Partner

Date: February 10, 2017		/s/ Andrew D. Lindner
By: Andrew D. Lindner
Title: Manager

FRONTIER IV INVESTMENT GROUP, LLC

Date: February 10, 2017	By:	/s/ Andrew D. Lindner
Name: Andrew D. Lindner
Title: Manager

Date: February 10, 2017	ANDREW D. LINDNER

/s/ Andrew D. Lindner

Exhibit Index

Exhibit 99.1	Joint Filing Agreement, dated February 10, 2017, entered into by Frontier Fund IV, L.P., Frontier IV Investment Group, LLC, and Andrew D. Lindner.